Mail Stop 3561

June 5, 2007

Paul A Brooke
Chairman and Chief Executive Officer
Ithaka Acquisition Corp.
100 South Pointe Drive, 23rd Floor
Miami, Florida 33139

RE: **Ithaka Acquisition Corp.**
       Preliminary Proxy Statement
       Amendment 3 Filed May 24, 2007
       File No. 000-51362

Dear Mr. Brooke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

The analyses included in the fairness opinion received by Ithaka, and those used by the Ithaka board of directors, may not properly analyze the transaction and therefore may have not correctly valued Alsius, page 41

1. We note your statement that "the discounted cash flow analysis may not be an accurate or appropriate means to determine whether the consideration to be paid by Ithaka for Alsius

is fair to Ithaka's stockholders and whether the fair market value of Alsius is at least equal to 80% of Ithaka's net assets at the time of the merger." Please revise to address whether there is a risk of a lawsuit that would rise to a material level or tell us why it is not a material risk.

Satisfaction of 80% Test, page 65

2. We note the disclosure that board of directors in determining that the fair market value of the Alsius business exceeded 80% of Ithaka's net assets applied an analysis of the "public equity trading multiples of emerging medical technology companies." Revise to address in specific detail the public equity trading multiples analysis performed by the board of directors. Also address in more detail the discounted cash flow analysis performed by the board of directors.

3. We note you indicated in your risk factors section that "without such an assumption, no projections can be realized and the discounted cash flow analysis necessarily indicates that such business has no value as a going concern." We continue to note your response to comment 2 in your letter dated May 13, 2007 that "[i]f the company had not assumed an infusion of capital into Alsius, it would have determined that Alsius (and any undercapitalized cash flow negative company) would have zero value." It appears to us that this response statement is material to an investment decision. Please revise to address this statement in this section and explain your statement in more detail. Also reconcile this statement with the board of directors and Capitalink's other valuations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian Bhandari (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or David Link, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller (by facsimile)
        212.818.8881